Exhibit 3.1

CERTIFICATE OF TRUST

OF

USCF Funds Trust

This Certificate of Trust of USCF Funds Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1.                   Name. The name of the statutory trust formed by this Certificate of Trust is USCF Funds Trust.

2.                   Delaware Trustee. The name and address of the trustee of the Trust with a principal place of business in the State of Delaware are: Wilmington Trust, National Association, 1100 North Market Street, Wilmington, Delaware 19890-0001.

3.                   Series. Pursuant to Section 3806(b)(2) of the Act, the Trust may issue one or more series of beneficial interests having the rights and preferences specified in the governing instrument of the Trust, as the same may be amended from time to time (each a “Series”).

4.                   Notice of Limitation of Liability of each Series. Pursuant to Section 3804(a) of the Act, the liabilities of each series shall be limited such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and not against the assets of the Trust generally or the assets of any other series and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for, or otherwise existing with respect to the Trust generally or any other series shall be enforceable against the assets of the particular series.

5.                   Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this in accordance with Section 3811(a)(1) of the Act.

Wilmington Trust, National Association,
not in its individual capacity but solely as Trustee

By:	/s/ Patrick J. Donahue
Name: Patrick J. Donahue
Title: Vice President